Exhibit 99.3

Summary of Accounts Receivable Pledge Contract ( the “Contract”) Entered into by and between Shenzhen BAK Battery, Co., Ltd (the “Mortgager”) and Shenzhen Longgang Branch, Bank of China (the “Creditor”) on July 3, 2013

Main contents:

  Contract number: 2012 Zhenzhongyin Gang zhizi 000527;
  In order to guarantee the indebtedness of RMB 400 million for Shenzhen BAK Battery Co., Ltd. (the “Obligor”) towards the Creditor under the Comprehensive Credit Facility Agreement of Maximum Amount (reference no.: 2012 Zhenzhongyin Gang Exiezi 000527) and the loans agreement and supplemental agreement to be signed, the Mortgager agrees to pledge its accounts receivable as follows to the Creditor.
Related Sales Contracts	Currency	Amounts of Accounts Receivable	Register
All	RMB	All the accounts receivables incurred from the effectiveness of this contract	People’s Bank of China
  Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation fee, lawyer’s fee, etc., which is incurred to the Creditor in realizing its creditor’s right.

• Headlines of the articles omitted:

  Payment on demand
  Undertakings of the Mortgager
  Validity of the Creditor’s Right
  Occupancy of Collaterals
  Insurance of Collaterals
  Mortgage Registration
  Instances of Breach of Contract and its Liabilities
  Declaration and guaranty of the Mortgager
  Amendment of the Contract
  Effectiveness and Disputation settlement